Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 30, 2014--ICON plc, (NASDAQ:ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on July 29, 2014 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 19, 2014 and are available on the ICON plc website.

The resolutions were all passed and the final results of proxy voting were:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Dr. John Climax	37,892,609	37,696,147	61,342	135,120

1.2	To re-elect Prof. Dermot Kelleher	37,892,609	30,919,648	6,821,493	151,468

1.3	To re-elect Ms. Mary Pendergast	37,892,609	37,742,171	15,568	134,870

1.4	To re-elect Dr. Hugh Brady	37,892,609	37,744,531	12,859	135,219

2	To receive accounts and reports	37,892,609	37,792,507	19,961	80,141

3	To authorise the fixing of the auditors’ remuneration	37,892,609	36,078,675	1,730,318	83,616

4**	To authorise the Company to make market purchases of shares	37,892,609	37,082,797	11,549	798,263

5**	To authorise the price range at which the Company can reissue shares it holds as treasury shares	37,892,609	37,726,183	27,040	139,386

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

This press release may contain forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 83 locations in 38 countries and has approximately 11,000 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

CONTACT:
Investor Relations
1-888-381-7923
or
Brendan Brennan, Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes, EVP Investor Relations and Corporate Development
+ 353 –1-291-2000
All at ICON.